Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. announces additions to management team

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, Jan. 8 /CNW Telbec/ - Claude Resources Inc. (TSX:CRJ;
AMEX:CGR) ("Claude") is pleased to announce the addition of two experienced mining professionals to its executive team. Ms. Judy Stoeterau has been appointed Vice-President, Exploration and Mr. Philip Ng has joined the Company as Vice-President, Operations.
    Judy Stoeterau is a graduate of the University of Manitoba and holds a
B.Sc. degree in Geology. Ms. Stoeterau is a Professional Geologist and has
worked in the mineral exploration industry for over 30 years on base and precious metals, uranium and diamond properties in Canada. Just over a year ago she returned to Claude Resources in Saskatoon as Exploration Manager.
    Philip Ng is a Professional Engineer and holds a B.Eng. and M.Eng.
degrees in Mining Engineering from McGill University. Previously, he worked for INCO at Coleman-McCreedy East Mine in Sudbury and Hudson Bay Mining and
Smelting Company in Manitoba where he held positions in engineering and operations. He brings over fourteen years of mining experience in eleven different operations with him to Claude Resources Inc.
    Neil McMillan, President and CEO of Claude Resources, stated that "Judy
Stoeterau and Philip Ng are highly experienced mining and exploration professionals and will play an important role in Claude Resources' growth strategy".
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & Chief Executive
Officer, (306) 668-7505; Renmark Financial Communications Inc.: Neil
Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax : (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 14:57e 08-JAN-07